June 7, 2019

Jie Zhao
Chairman
WiMi Hologram Cloud Inc.
No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing the People's Republic of China 100020

       Re: WiMi Hologram Cloud Inc.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 24, 2019
           CIK: 0001770088

Dear Mr. Zhao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 7, 2019.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Doing Business in China, page 36

1. We note that you removed the risk factor related to the limitations imposed by the PRC on the ability of the PCAOB to conduct inspections in China. Tell us whether any portion of your audit was performed in China, such as by the Beijing office of Friedman LLP. If so, please include a risk factor regarding the PCAOB's inability to inspect any records that are retained in China related to Friedman LLP's audit of your financial statements.
 Jie Zhao
FirstName LastNameJieInc.
WiMi Hologram Cloud Zhao
Comapany NameWiMi Hologram Cloud Inc.
June 7, 2019
Page 2
June 7, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 73

2. We note your revised disclosures in response to prior comment 2. Please tell us when you anticipate completing the upgrade to your software system infrastructure. Also, tell us the amount of contract revenue impacted by such upgrade and when you anticipate completing such contracts and recognizing the related revenue. Revise your disclosures as necessary.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
                                                              and Services
cc:      Ari Edelman